Exhibit 99.3

MANAGEMENT
DISCUSSION & ANALYSIS

For the year ended December 31, 2023

TABLE OF CONTENTS

TABLE OF CONTENTS1

PREAMBLE3

Period covered3

Forward-looking statements3

Technical information and cautionary note to U.S. investors4

Market and industry data5

THE COMPANY5

Corporate structure5

Value proposition6

HIGHLIGHTS6

BUSINESS LINES7

Matawinie Mine Project8

Mineral Resources and Reserves9

Matawinie Mine Demonstration Plant (Phase 1)10

Matawinie Mine (Phase 2)10

Bécancour Battery Material Plant Project12

Battery Material Demonstration Plants12

Bécancour Battery Material Plant13

Uatnan Mining Project14

Property and Mineral Resources14

Uatnan Mining Project (Phase 3)15

COMMERCIAL STRATEGY16

Sales16

Commercial Agreements17

Business Development17

Partnerships, research and development18

Market update19

RESPONSIBILITIES21

Human capital21

Health & Safety21

Employment, Diversity, Equity & Inclusion22

Training22

ENVIRONMENT22

Responsible Mining23

Sustainable Production23

Carbon neutrality24

Social25

Indigenous Relations25

GOVERNANCE26

Leadership26

Risks27

Financing27

ATM Offering29

Public Offering29

Quarterly results30

ANNUAL FINANCIAL INFORMATION31

Selected annual information31

Management Discussion and Analysis	1

Exploration and Evaluation expenses31

Battery Material Plant Project expenses32

General and administrative expenses33

Net financial costs33

LIQUIDITY AND FUNDING33

Operating activities34

Investing activities34

Financing activities34

ADDITIONAL INFORMATION35

Related party transactions35

Off-balance sheet transactions35

Critical accounting estimates, new accounting policies, judgements and assumptions35

Change in accounting policy35

Financial instruments and risk management35

Contractual obligations and commitments35

Capital structure36

Subsequent events to December 31, 202336

Additional information and continuous disclosure36

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated March 27, 2024, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2023, and December 31, 2022, and related notes included therein. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the year ended December 31, 2023, with additional information up to March 27, 2024.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project (as defined herein), and the Bécancour Battery Material Plant Project (as defined herein), the intended operation and performance of the purification demonstration plant, shaping demonstration plant, coating demonstration plant and the concentrator demonstration plant, the intended development of the Matawinie Mine property, the intended development of the Uatnan Mining Project (as defined herein), the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID (as defined herein), the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the closing of the transactions with Pallinghurst and Mitsui, the Company’s electrification strategy and its intended results, market trends, the Company’s competitive advantages, macroeconomic conditions, the impact of various laws and regulations, the results of the integrated feasibility study, preliminary economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the uncertainty of processing the Company’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in Company’s most recent annual information form. Forward-looking statements in this MD&A contain, among other things, disclosure regarding: the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the concentrator

Management Discussion and Analysis	3

demonstration plant; the construction and commissioning, as applicable, of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the development of the Uatnan Mining Project, the impact of infectious diseases, global pandemics or any other public health crises, the impact of economic conditions and unforeseen events on the Company’s operations; the future outlook, corporate development and strategy of the Company; the Company’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Company’s green and sustainable lithium-ion active anode material initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Company.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance and increase in costs, exploitation, exploration and new mines’ start-up successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the impact of the inflation of the Company’s planned exploration and development activities, the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Bécancour Battery Material Plant Project; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the possibility that the Company may incur additional debt; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development, construction and commissioning of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the good standing of the Company’s title and claims on its properties; the ability to attract and retain skilled staff and maintain positive relationships with the staff; the risk of relying on consultants; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the volatile nature of the share price of a resources company and public corporation obligations, currency fluctuations, the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in this MD&A.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO for NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective July 6, 2022, and available on SEDAR+ and EDGAR (the

Management Discussion and Analysis	4

“Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange.

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management Discussion and Analysis	5

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. In recognition of these circumstances, the Company completed a private placement for aggregate gross proceeds of US$50 million, with General Motors Holding LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”) on February 28, 2024.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power electric vehicles (“EV”) and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a decarbonized and just future through sustainable graphite-based solutions.
Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s world-class Matawinie and Lac Guéret graphite deposits, its proprietary technologies, and clean hydroelectricity powering its operations. The Company is developing what is projected to be North America’s first and largest fully integrated natural graphite production.

HIGHLIGHTS

»	Multiyear offtakes and strategic investments from Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic, and GM, (together the “Anchor Customers”) covering approximately 85% of NMG’s planned Phase-2 fully integrated production of active anode material.
»	Aggregate combined investment of US$50 million by Panasonic and GM, with a private placement of US$37.5M by Mitsui & Co., Ltd (“Mitsui”) and Pallinghurst Bond Limited (“Pallinghurst”) to surrender and cancel their convertibles notes dated November 8, 2022, upon the vote of the shareholders of NMG in accordance with MI-61-101 and regulatory approvals, to advance NMG’s development toward commercial operations.

Management Discussion and Analysis	6

»	Demonstration of strong long-term bankability underpinnings to support NMG’s Phase-2 project financing via offtake agreements and intended future investments by the Anchor Customers or their affiliates of up to US$275 million.
»	Acquisition of the Lac Guéret property, one of the largest graphite deposit set to underpin NMG’s planned Phase-3 expansion, for the development of the Uatnan Mining Project.
»	Launch of an innovative training program in green technology industrial processes in partnership with the region’s education and industrial partners to secure a local and qualified workforce for the Phase-2 Bécancour Battery Material Plant.
»	Active stakeholder engagement including meetings held with over 300 regional companies in recent months to identify local capacity and plan the Company’s procurement strategy for the Phase-2 Bécancour Battery Material Plant.
»	Appointment of Pomerleau as Construction Manager for the pre-construction stage of Phase-2 commercial facilities and continued engineering for the Matawinie Mine and Bécancour Battery Material Plant towards the final investment decision (“FID”).
»	Recognition of robust ESG credentials: NMG tops Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite producer in the “Industry Leading” category ahead of all Western, African, and Chinese producers.
»	Continued active engagement with additional potential tier-1 customers in the EV and battery sector with the production of battery-grade samples, site visits, quality checks, commercial discussions, and environmental diligence reviews.
»	Advanced discussions with multiple governmental agencies and programs, strategic investors and lenders to optimize the targeted capital structure for the Phase-2 project financing.
»	North America expected to surpass Asia in the anode market outside China thanks to increased production capacity and structural sourcing partnerships such as NMG’s with Panasonic Energy and GM (Benchmark Mineral Intelligence, February 2024).
»	EV sales reported to have crossed the adoption tipping point in 23 countries in 2023 with 13.6 million EVs sold globally – a 31% increase – and projected growth of between 20% and 30% for 2024 according to market analysts (Rho Motion and Bloomberg, January 2024).
»	Continued focus on the safe and responsible conduct of operational and construction activities; year-end OSHA (as later defined) rate of 3.63 at the Company’s facilities and 0 at contractors’ work sites, no major environmental incidents, and carbon-neutral year-end balance through verified offsetting of 644 tonnes of CO2 equivalent via 660 certified carbon credits.
»	Period-end cash position of $36.3 million.

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced manufacturing. NMG is extracting and processing natural flake graphite to produce active anode material in its demonstration plants, an essential component in lithium-ion batteries used in EVs, energy storage solutions, and consumer technology applications.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plant Project”) to derisk its projects and advance towards commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Management Discussion and Analysis	7

Matawinie Mine Project
Phase 1 – Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In production.
Phase 2 – Matawinie Mine	Groundwork started in 2021 at the construction site while detailed engineering and procurement advance in parallel.
Bécancour Battery Material Plant Project
Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	In production.
Purification Demonstration Plant	In production.
Coating Demonstration Plant	Batch testing in view of production ramp-up.
Phase 2 – Bécancour Battery Material Plant	Active engineering based on Anchor Customers’ specifications, optimization of operational parameters, and pre-construction planning.
Uatnan Mining Project
Phase 3 – Uatnan Mining Project	A preliminary economic assessment (“PEA”) completed to update operational parameters; detailed work plan for subsequent studies ready for deployment.

MATAWINIE MINE PROJECT

The Matawinie graphite property includes 176 mining claims covering 9,264 hectares as of the date of this MD&A, in which the Company owns a 100% interest. The Tony Block, or mining property, part of the Matawinie graphite property, is composed of 159 claims totaling 8,266 hectares. The Tony Claim Block is located approximately 120 km as the crow flies north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via the dedicated access road connecting to the local highway and is close to high-quality infrastructure, including paved roads and high-voltage power lines, and the community, which counts skilled laborers and contractors. The project is located in proximity to the Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

The Company mandated engineering firm BBA Inc. (“BBA”), with the support of various technical consultants, to carry out an integrated Feasibility Study covering the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects. Parameters of the previous 2018 feasibility study were updated, including Mineral Resources and Mineral Reserves, operational, and financial metrics. Results of the Feasibility Study were published on July 6, 2022, demonstrating attractive economics.

Project highlights for the Matawinie Mine now include:

»	Annual processing rate: 2.55 million metric tonnes
»	Average annual graphite concentrate production: 103,328 metric tonnes
»	Average recovery: 93%
»	Finished product purity: 97% Cg
»	Stripping ratio (LOM): 1.16:1

Management Discussion and Analysis	8

Mineral Resources and Reserves

Since the deposit discovery, a comprehensive exploration program uncovered significant crystalline flake graphite mineralization, ultimately leading to the identification of Mineral Resources and Reserves.

As part of the Feasibility Study, Mineral Resources have been updated and estimated for the West Zone of the mining property. These Mineral Resources are based on 8,274 assay intervals collected from 27,888 m of core drilling and three surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank, and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Current Pit-Constrained Mineral Resource Estimate for the West Zone1

Mineral Resource Category[2]	Current Resource (May 20, 2022)[7]
	Tonnage (Mt)[5,6]	Grade (% Cg)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1
The Mineral Resources provided in this table were estimated by Yann Camus, P.Eng. SGS of Canada Inc. - Geological Services (“SGS Geological Services”) using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2
Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3
All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
4
Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.
5
Current Resource effective May 20, 2022.
6
Mineral Resources are stated at a cut-off grade of 1.78 % Cg.
7
Standards used for this resource update are the same standards produced over the course of the 2018 Feasibility Study (effective as of July 10, 2018, and issued on December 10, 2018) and the Resource Update (results published March 19, 2020). The difference comes mainly from a newly accessible land package along the Hydro-Québec power line.

A combined Mineral Resource of the South-East and South-West zones is also present on the mining property. While these deposits are part of the mining property, they have not been studied to be integrated in the Mineral Reserves or the mine plan.

Matawinie Mineral Reserves for the West Zone

Category	Tonnage (Mt)	Grade (% Cg)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

The effective date of the estimate is July 6, 2022.

Mineral Reserves were estimated using a graphite concentrate average selling price of C$2,135/tonne, and considering a 2% royalty, and selling costs of C$47.92/tonne. An average grade of 97% was considered for the graphite concentrate.

A metallurgical recovery of 93% was used.

A cut-off grade of 2.20% Cg was used.

The strip ratio for the open pit is 1.16 to 1.

The Mineral Reserves are inclusive of mining dilution and ore loss.

The reference point for the Mineral Reserves is the primary crusher.

Totals may not add due to rounding.

Management Discussion and Analysis	9

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

»	qualify the Company’s graphite products and establish a sales record;
»	test and improve processes for commercial operations;
»	test new innovative technologies of tailings management and site restoration; and
»	train employees and promote future employment opportunities to local labor.

Several hundred tonnes of graphite concentrate are being produced on an annual basis with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements). The production serves as the feedstock for the Company’s Phase-1 battery material demonstration plants and as samples for potential customers interested in high-purity flake graphite.

Matawinie Mine (Phase 2)

The governmental decree authorizing the project supports the technical feasibility and commercial viability of the Matawinie Mine and provides NMG with the regulatory requirements to build and operate the Phase-2 facilities, subject to additional financing. Through an innovative coordination table set up by the Québec Government, NMG works collaboratively with various authorities to prepare and ease the permitting process for the various construction and operation activities.

»	The Company initiated the process to request an amendment to the government decree to clarify certain operating conditions. The main adjustment concerns the maximum authorized tonnage, which would be increased from 100,000 tonnes per annum (“tpa”) to a maximum of 106,000 tpa in line with the Feasibility Study, as well as the resulting adjustments to operations.
»	NMG held an information and consultation activity earlier this year to present the requested changes and collect feedback from local stakeholders. No issues arose from this activity.
»	Complementary studies to model and demonstrate control on air quality, sound levels and dust were completed and submitted to the government.

The detailed engineering and procurement activities for the construction of the mine and concentrator continue to progress with the technical team.

»	In line with Anchor Customers’ specifications, adjustments have been made to the graphite flotation cleaning circuit to optimize the processing at the Phase-2 Bécancour Battery Material Plant. This improvement positively impacts both metallurgical performance and capital costs.
»	Tier-1 supplier Metso Outotec supports engineering deliverables associated with the process equipment chain.
»	Engineering led by AtkinsRéalis focused on mechanical, piping, and electrical disciplines, continues to progress.
»	Environmental infrastructure is being finalized by SRK Consulting with overburden and co-disposal engineering, plus plans and specifications for water management infrastructure. The water treatment plant is being designed by Mabarex.
»	Results from the experimental co-disposal test cells are positive, validating the co-disposal technology developed by NMG.

The project execution strategy has now been finalized for the upcoming construction of the mine once FID is reached. NMG has selected Pomerleau Inc. (“Pomerleau”) as Construction Manager for the pre-construction stage.

»	Pomerleau’s mandate covers the pre-construction management of the industrial facilities, namely the concentrator, crusher, and associated infrastructure.
»	Pomerleau is working closely with NMG’s project team to prepare a detailed construction sequence and schedule, to develop the contracting strategy, to optimize worksite logistics, to expand the health and safety, environment,

Management Discussion and Analysis	10

and quality programs, and to integrate planning and engineering into Building Information Modeling (BIM), an advanced technology solution supporting project management for improved project efficiency and cost control.
»	Pomerleau will also be contributing to the budget revision, cost optimization, and project control.

NMG started early works in 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway.

»	Tree clearing was completed outside the nesting season to limit impacts on avifauna.
»	An 8-km access road was completed in December 2021.
»	Construction continued in 2022 and 2023 to build environmental infrastructure such as water ditches, a water collection basin, as well as organic and overburden stockpiles, and site preparation for the next phase of civil works.
»	Proactive sorting and piling of excavated material helped optimize topsoil, overburden, and rock management.

Permit applications for the next construction phase, namely the concreting of civil infrastructures, placement of overburden materials, and service roads have been submitted. Various mitigation measures, environmental components and sub-project components for the community are being advanced in line with commitments and obligations detailed in the governmental decree and/or permitting requirements.

Wood harvested as part of tree clearing for preliminary works was transformed by regional sawmills and wood product manufacturers to optimize carbon sequestration and local economic benefits. Additional proactive environmental management enabled the advancement of initiatives in support of progressive site reclamation.

»	Hydroseeding of the access road borders on a total surface of 4 hectares, enables the testing of 24 native species in different mixes, soil conditions, and ground relief. In addition to helping vegetate the site, control potential dust emissions, and minimize erosion, seeding provides insight into the ideal parameters for future site restoration. Over the next three to five years, the zones seeded will be subject to regular monitoring and documentation.
»	Through a plantation of 5,000 willows on its Phase-1 mining site, NMG is establishing a circular environmental system. The project allows for the capture and sequestration of carbon by the willows as well as the in-situ production of biomass, organic matter input for vegetation, to support the progressive restoration of the site. Willow’s phytoremediation capabilities could also be leveraged to complement the Company’s integrated water management system by reducing the volume of treated water.
»	NMG continued its active management of on-site resources with a view to progressive reclamation with the deposition of windrows resulting from the stripping of the site to create organic matter. Windrows have started to be laid on site.

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, which would make it one of the first all-electric open-pit operations in the world, represents a potential reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

On the foundation of their 2021 collaboration agreement and of technical work achieved together over the past two years, NMG and Caterpillar have signed definitive agreements to supply NMG’s Matawinie Mine with an integrated solution that covers a zero-exhaust emission fleet, supporting infrastructure, and service. Caterpillar is set to be NMG’s supplier of heavy mining equipment, supporting the progressive transition from traditional models to Cat® zero-exhaust emission machines as they become available.

»	A calendar is established to deploy Early Learners and/or pilot models, to test equipment in actual terrain and weather, and to map the transition to future zero-exhaust-emission production models.
»	Technical teams will work in close collaboration to test the equipment and support technology development. NMG will use these machines in actual mining operations and gather data from on-site utilization in various weather, terrain, and operational conditions.

Management Discussion and Analysis	11

»	For the site’s charging infrastructure, modeling and simulating the location of charging stations, equipment operations on site, as well as charging cycles in relation to operational schedules and the mining plan, help optimize site design and technology choices. The simulation of charging needs helps to identify peak power demand and define energy management strategies.
»	Depending on the commercialization of Cat® zero-exhaust emission machines, Caterpillar will reserve production slots, which should enable the Company to benefit from timely deliveries and technology enhancements throughout the duration of the contract.
»	Caterpillar’s Job Site Solutions should help reduce NMG’s initial capital intensity for the Matawinie Mine by providing access to equipment through an hourly fee based on usage and includes asset management support to help improve uptime, predictability, and efficiency.

NMG collaborates with the Canadian and Québec governments to inform, accelerate and promote electrification in mining. Through a collaborative endeavor bringing together research and industry leaders, the Company supports the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

»	The technological development and conversion of a 40-tonne electric mining service truck is completed with the project partners.
»	Testing is ongoing. Data from vehicle testing in different in situ operational environments could help optimize the Company’s electrification plan.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie Mine to Hydro-Québec’s hydropower network to enable the full electrification of its operations.

Bécancour Battery Material Plant Project

The Company is advancing plans for its Phase-2 Bécancour Battery Material Plant through sample production at Phase-1 facilities, testing of production modules, refinement of process efficiency, technological optimization of advanced manufacturing processes, as well as engineering of its Phase-2 plans in line with Anchor Customers’ specifications.

Battery Material Demonstration Plants

Two shaping modules are producing spherical graphite at NMG’s Phase-1 facility. Through testing and engagement with potential customers, NMG is refining its process and building a robust model to efficiently produce samples of varying specifications, with short development and optimization duration.

In Bécancour, Québec, the Company’s two commercial-scale pilot purification furnaces (Phase 1) – that have a nameplate capacity of 2,000 tpa – are producing spherical purified graphite (“SPG”) samples with purity levels of up to +99.99%, above the level required for energy applications.

»	On October 27, 2020, NMG announced a five-year agreement with Olin Corporation (“Olin”), which covers the rental of the commercial space for its Phase-1 operations, site services, and the supply of chemical consumables to support the production and development of NMG’s advanced graphite materials.
»	NMG continues testing its purification process for battery-grade active graphite materials in line with client specifications to establish consistent production at commercial quantities and required quality.
»	Production samples continue to demonstrate positive results both at the Company’s laboratory and at a leading third-party testing facility.
»	In addition, some maintenance work began to improve operational performance and continue process optimization efforts in 2024.

Management Discussion and Analysis	12

Determined to develop the entire value chain from mine to active anode material to provide a turnkey and traceable source to battery manufacturers, NMG is deploying a coating technology at its Phase-1 facility. The coating of SPG completes the Company’s graphite-based product range for the EV and renewable energy sectors.

»	The batch testing continues in view of production ramp-up.

Bécancour Battery Material Plant

NMG owns a 200,000 m2 land in the Bécancour industrial park in Québec, Canada, adjacent to Olin’s facility, to build an integrated manufacturing plant, the Phase-2 Bécancour Battery Material Plant, to produce active anode material. Approximately 150 km northeast of Montréal, close to the Saint Lawrence River, the site provides robust local infrastructure with a direct supply of required chemicals, affordable hydroelectricity, skilled workforce, and no environmental limitations for construction. Its multi-modal logistical base includes a major international port, plus rail and highway for both importing raw materials and exporting final products throughout North America and Europe.

»	A study of archaeological potential comprised of surveys of historical documentation and on-site work, was completed in 2022 for the land. The study was carried out by the Ndakina Office of Waban-Aki, the Indigenous organization overseeing territorial and environmental protection questions for the Abenaki Councils of Odanak and Wôlinak. No archaeological discoveries were made.

Bécancour is rapidly attracting important industrial players in the battery materials and cell manufacturing space, supported by the Québec Government’s battery hub strategy. Important battery material industrial projects are under construction, including GM-Posco, Ford, Nemaska Lithium, and Vale, with a dozen others being planned. NMG’s site, at the center of this development zone, represents a strategic and operational asset.

»	The Québec Government is propelling the growth of a battery hub in Bécancour and neighboring municipalities with a new $8-million direct investment in infrastructure and research projects through an Innovation Zone.

The Company mandated engineering firm BBA, with the support of various technical consultants, to carry out an integrated Feasibility Study covering the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects. Results of the Feasibility Study were published on July 6, 2022, demonstrating attractive economics. Regrouping on-site all beneficiation units, the Bécancour Battery Material Plant is designed to receive approximately 63,775 tpa of graphite concentrate from the Matawinie Mine to be transformed into 42,616 tpa of active anode material, 3,007 tpa of purified flakes and 18,384 tpa of by-product fines, a valuable graphite material.

»	The Feasibility Study is available on SEDAR+, EDGAR, and the Company’s website.

The Company is now updating production parameters and engineering for the Phase-2 Bécancour Battery Material Plant in line with its Anchor Customers’ specifications refined with offtake agreement parameters and technical collaboration.

»	BBA and other consultants are advancing engineering, performing trade-off studies on equipment, and refining the plant design in order to optimize the commercial plant flowsheet.
»	NMG obtained confirmation from Hydro-Québec – the government corporation that produces, transmits, and distributes electricity in Québec – of a 77 MW electricity block for the Phase-2 Bécancour Battery Material Plant.
»	Pomerleau is assisting NMG as Construction Manager for the pre-construction stage. Current activities include construction planning and budget revision to refine CAPEX estimates. Pomerleau is also supporting workforce planning, jobsite logistics, cost optimization, revision of the procurement strategy, project control, and the development of health and safety, environment, and quality programs.
»	Construction permit demands as well as long-lead items tendering packages are being prepared. An initial tree clearing permit request has been submitted.

Management Discussion and Analysis	13

UATNAN MINING PROJECT

On January 21, 2024, NMG entered into an asset purchase agreement with Mason Resources Inc. (“Mason”) for the acquisition of 100% of the Lac Guéret Property, targeted for the development of the Uatnan Mining Project. The acquisition is payable in 6,208,210 common shares of NMG and a subsequent payment of $5,000,000 to be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project. The transaction closed on January 31, 2024.

This acquisition of another major asset in Québec, Canada, reinforces NMG’s fully vertically integrated production model in North America and underpins the Company’s expansion plans to become a leading producer of carbon-neutral active anode material for the Western market.

»	The asset purchase agreement supersedes and terminates the previously announced investment agreement and option and joint venture agreement between NMG and Mason.

In 2023, NMG published a preliminary economic assessment (“PEA”), according to NI 43-101, for the Uatnan Mining Project. The PEA, conducted by engineering firms BBA and GoldMinds Geoservices Inc., showed strong economics for updated operational parameters and production volumes targeting the production of approximately 500,000 tonnes of graphite concentrate per annum over a 24-year life of mine (“LOM”).

Property and Mineral Resources

The Uatnan property presently consists of 74 map-designated claims totaling 3,999.52 hectares (“ha”), wholly owned (100%) by NMG. The Uatnan Mining Project is located in the Côte-Nord administrative region, Québec, Canada, approximately 220 km as the crow flies, north northwest of the closest community, the city of Baie-Comeau. It is accessible by provincial paved road 389 and Class-1 forestry roads.

Exploration work on the Uatnan property targeted graphite mineralization and consists to date of airborne geophysics, prospecting, ground geophysics, trenching/channel sampling, and core drilling. Exploration work uncovered significant crystalline flake graphite mineralization, ultimately leading to the identification of Mineral Resources and Mineral Reserves (see Mason’s press release dated November 9, 2015). Although parameters to determine reasonable prospects for eventual economic extraction were updated, there are no significant changes between the current Mineral Resources and the Mineral Resources last published in 2015.

Uatnan Current Pit-Constrained Mineral Resource Estimate

IN-PIT CONSTRAINED MINERAL RESOURCES	Tonnes (Mt)	Grade (% Cg)	Cg (Mt)
Measured 5.75% < Cg < 25%	15.65	15.2	2.38
Measured Cg > 25%	3.35	30.6	1.02
Total Measured	19.02	17.9	3.40
Indicated 5.75% < Cg < 25%	40.29	14.6	5.89
Indicated Cg > 25%	6.33	31.6	2.00
Total Indicated	46.62	16.9	7.89
Indicated + Measured 5.75% < Cg < 25%	55.94	14.8	8.27
Indicated + Measured Cg > 25%	9.70	31.2	3.03
Total Measured + Indicated	65.64	17.2	11.30
Inferred 5.75% < Cg < 25%	15.35	14.9	2.28
Inferred Cg > 25%	2.47	31.8	0.79
Total Inferred	17.82	17.2	3.07

Notes:

1.	The Mineral Resources provided in this table were estimated by M. Rachidi P.Geo., and C. Duplessis, Eng., (QPs) of GoldMinds Geoservices Inc., using current CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market, or other relevant issues. The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has not been sufficient work to define these Inferred Mineral Resources as indicated or Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Mineral Reserves.

Management Discussion and Analysis	14

3.	The Mineral Resources presented here were estimated with a block size of 3mE x 3mN x 3mZ. The blocks were interpolated from equal-length composites (3 m) calculated from the mineralized intervals.
4.	The Mineral Resource estimate was completed using the inverse distance to the square methodology utilizing three runs. For run 1, the number of composites was limited to ten with a maximum of two composites from the same drillhole. For runs two and three the number of composites was limited to ten with a maximum of one composite from the same drillhole.
5.	The Measured Mineral Resources classified using a minimum of four drillholes. Indicated resources classified using a minimum of two drillholes. The Inferred Mineral Resources were classified by a minimum of one drillholes.
6.	Tonnage estimates are based on a fixed density of 2.9 t/m3.
7.	A pit shell to constrain the Mineral Resources was developed using the parameters presented in the PEA. The effective date of the current Mineral Resources is January 10, 2023.
8.	Mineral Resources are stated at a cut-off grade of 5.75% C(g).

Uatnan Mining Project (Phase 3)

The Uatnan Mining Project optimizes the Mineral Resources and expands the original mining project tenfold with a contemplated production of approximately 500,000 tpa of graphite concentrate, entirely destined for the anode material manufacturing market.

The Uatnan Mining Project would be operated as a conventional open pit with a concentrator near the deposit and electricity to be sourced from the Manic-5 hydroelectric power station. In line with NMG’s responsible mining approach, plans include progressive site closure with backfilling of the pit with waste rock as much as possible and assessment of fleet electrification.

Operational Parameters of the Uatnan Mining Project

OPERATIONAL PARAMETERS
LOM	24 years
Nominal annual processing rate	3.4 M tonnes
Stripping ratio (LOM)	1.3:1
Average grade (LOM)	17.5% Cg
Average graphite recovery	85%
Average annual graphite concentrate production (LOM)	500,000 tonnes
Finished product purity	94% Cg

Cautionary Note: The PEA is preliminary in nature and includes Inferred Mineral Resources, considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. There is no certainty that the resources development, production, and economic forecasts on which the PEA is based will be realized.

The design of the Uatnan Mining Project has been tailored to the needs of the battery and EV market, orienting production volumes for beneficiation to produce active anode material. The PEA shows strong economics for NMG’s updated operational parameters and production volumes.

Management Discussion and Analysis	15

Economic Highlights of the Uatnan Mining Project

ECONOMIC HIGHLIGHTS
Pre-tax NPV (8% discount rate)	C$ 3,613 M
After-tax NPV (8 % discount rate)	C$ 2,173 M
Pre-tax IRR	32.6%
After-tax IRR	25.9%
Pre-tax payback	2.8 years
After-tax payback	3.2 years
Initial CAPEX	C$ 1,417 M
Sustaining CAPEX	C$ 147 M
LOM OPEX	C$ 3,236 M
Annual OPEX	C$ 135 M
OPEX per tonne of graphite concentrate	C$ 268/tonne
Concentrate selling price	US$ 1,100/tonne

All costs are in Canadian dollars with the exception of the graphite sale price which is provided in US dollars.

On the basis of these positive results, NMG intends to launch a feasibility study reflecting the updated operational parameters. NMG has mapped out a detailed workplan to enable the preparation of a feasibility study, including on-site fauna and flora inventories, geological surveys, environmental studies, impact assessment, stakeholder consultation, etc. NMG will leverage its team of over 100 employees from all specialties – from metallurgy and environment to mining, research and development, and sales – plus its operational Phase-1 concentration and processing facilities to support the development of the Uatnan Mining Project.

The Company plans to maintain a transparent dialogue with the First Nation as it advances the project development to ensure the respect of their rights, the protection of the environment, their culture and way of life, as well as the inclusion of their perspective, and traditional knowledge.

COMMERCIAL STRATEGY

SALES

The integrated material flowsheet developed by NMG is designed to leverage the distribution of graphite concentrate flake sizes to be produced at the Phase-2 Matawinie Mine by catering to the most profitable market segments. Jumbo to coarse flakes will be destined to high-purity, high-margin specialty, and traditional markets while fine to intermediate flakes will be transformed into active anode material at the Phase-2 Bécancour Battery Material Plant for sales as active anode material for lithium-ion battery applications. A portion of jumbo flakes will also undergo refinement at the Bécancour Battery Material Plant to produce purified jumbo flakes for niche applications such as bipolar plates in hydrogen fuel cells. By-products from this facility will also be sold to optimize the Bécancour basket price.

»	As part of the Feasibility Study, Benchmark Mineral Intelligence, an IOSCO-regulated price reporting agency and market intelligence publisher for the lithium-ion battery to EV supply chain, provided pricing estimates for the North American market. The Company is expected to have competitive advantages over international producers, namely its carbon-neutral footprint, multimodal logistical base, stable political jurisdiction, and exclusion from U.S. import tariffs on graphite.

Beyond commercialization of Phase-2 production, the development of the Uatnan Mining Project supports the Company’s commercial discussions with EV manufacturers and lithium-ion battery cell makers seeking to secure significant graphite volumes amidst growing market demand and a projected structural deficit of production before the end of the decade (Benchmark Mineral Intelligence, Q4-2023).

Management Discussion and Analysis	16

Commercial Agreements

In February 2024, NMG entered into multiyear offtake agreements for its active anode material, covering approximately 85% of the Company’s planned Phase-2 fully integrated production, from ore to battery materials, with Anchor Customers: Panasonic Energy and GM.

NMG and Panasonic Energy signed a binding offtake agreement for the supply of 18,000 tpa of active anode material production for an initial period of seven years from the commencement of the Company’s Phase-2 production. Panasonic also made an initial US$25-million equity investment in NMG to support the advancement of NMG’s Phase-2 operations in line with Panasonic Energy’s specifications refined with the technical collaboration.

»	Panasonic intends to further finance, together with potential co-investors, an amount valued at about US$150 million, subject to a maximum ownership threshold agreed between the relevant parties, as part of construction funding for NMG’s Phase-2 facilities, following a positive FID.

NMG and GM signed a supply agreement for 18,000 tpa of active anode material upon reaching full Phase-2 production for an initial term of six years. GM also made an initial US$25 million equity investment in NMG to support the advancement of NMG’s Phase-2 operations in line with GM’s battery manufacturer’s specifications.

»	GM also committed to subscribe for a further US$125 million of equity upon the successful completion of conditions precedent and a positive FID.

With an agreed upon pricing formula linked to future prevailing market prices and project financing ratio requirements, NMG can now demonstrate strong long-term bankability underpinnings to lenders, investors, and shareholders.

In parallel, the Company maintains intensive commercial discussions and continued product qualification with other tier-1 battery manufacturers for the balance of its Phase-2 production.

In April 2023, NMG signed a memorandum of understanding with Caterpillar (“Caterpillar MoU”) to advance commercial discussions targeting NMG’s active anode material. Through this Caterpillar MoU, a full circular value chain could be established whereas NMG would supply carbon-neutral graphite materials to Caterpillar for the development of its secure, resilient, and sustainable battery supply chain that would serve to electrify heavy vehicles, including NMG’s Matawinie Mine fleet.

On February 13, 2019, the Company entered into the Joint Marketing and Offtake Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Phase-2 Matawinie Mine.

»	Traxys markets flake graphite concentrate from the Company’s operating graphite demonstration plants for customer product prequalification purposes.
»	For each of the first five years of the Company’s Phase-2 commercial production, up to 25,000 tonnes of flake graphite product may be sold through Traxys by NMG.
»	Traxys has the exclusive right to market, distribute and resell the flake graphite products to its customer base.

Business Development

In line with its active marketing and commercialization program, NMG continues to qualify anode material samples with other leading battery and EV manufacturers, as well as purified jumbo flakes for niche applications such as hydrogen fuel cells. The Company’s Phase-1 operations support technical marketing and product qualification efforts.

»	Production at the Phase-1 facilities and testing at NMG’s laboratory enable the supply of graphite products in a variety of specifications to meet the individual requirements of each manufacturer.
»	As part of sales discussions, samples are produced, tested, and supplied to potential customers to advance the qualification process. Over 4,200 samples were reviewed and prepared by the Company’s battery laboratory in 2023.

Management Discussion and Analysis	17

»	Sustained interest from top-tier potential customers across continents is supported by quality checks, site visits to the Company’s Phase-1 operations, requests for information, and environmental due diligence.

To validate compliance with specifications and test NMG materials’ performance, samples are submitted to quality, cycling, and electrochemical tests at the Company’s battery laboratory as well as at third parties and/or potential customers’ laboratories. NMG continues to invest in high-technology equipment, recruitment and training of in-house staff, and continuous improvement of its practices to enhance its laboratory capacities and productivity.

The systematic achievement of standards demanded by potential customers is an essential prerequisite, as well as an important competitive advantage. Hence, the Company is placing quality as a central component of its business via a culture of excellence, continuous improvement, and environmental stewardship.

NMG is actively strengthening quality assurance and quality control with the development of an ISO 9001-compliant management system to support the Company’s certification objectives, the groundwork for which has commenced in 2022. A laboratory information management system to streamline the flow of samples and associated data for improved lab efficiency is also being deployed. The Company progresses along its quality roadmap through process definition, documentation, quality control planning, and internal audits.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

As part of its intellectual property strategy NMG has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in traditional anode material production. Following the filing of the international patent application under the Patent Cooperation Treaty, the Company is currently at the stage of national phase entry in several countries.

The Company has also submitted a patent application on its purification equipment. The international patent application under the Patent Cooperation Treaty has been filed and published.

NMG is operating a laboratory at its Phase-1 facility, an addition to the Company’s existing quality testing facilities. This expansion was triggered by NMG’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications.

In August 2022, NMG secured a $5.75 million grant from Sustainable Development Technology Canada, a flagship program from the Government of Canada, for the deployment of its proprietary coating technology. The Québec Government also confirmed on January 13, 2023, financial assistance of up to $3 million through its Technoclimat program for that project, with an effective date for eligible expenditures of January 14, 2022.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations, among which:

»	NMG is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its advanced graphite products, optimize production costs, and improve the properties for existing performance.
»	In collaboration with Professor Lionel Roué from the Énergie Matériaux Télécommunications Research Centre of the Institut national de la recherche scientifique and Professor Philippe Ouzilleau from McGill University, NMG intends to develop a series of high electrochemical performance graphite-based composites by valorizing residual materials from NMG’s process as well as bio-sourced materials.
»	The Company also collaborates with Professors Gervais Soucy and Jocelyn Veilleux of the University of Sherbrooke on advanced graphite transformation technologies based on high-performance ecological thermal processes.

NMG has been admitted as an active member of the Global Battery Alliance, a World Economic Forum initiative dedicated to helping establish a sustainable battery value chain, which makes NMG one of the first battery materials producers to be admitted.

Management Discussion and Analysis	18

»	In January 2023, the Global Battery Alliance launched the Battery Passport proof of concept, a major leap towards globalized standards for sustainable battery production. NMG contributed to the endeavor by informing the Global Battery Alliance’s traceability efforts and engaging as an active member of the association.

MARKET UPDATE

As EVs, renewable energy solutions, and electronics continue to gain market shares, global battery production expands to meet this demand. In 2023, EV sales crossed the adoption tipping point in 23 countries with a total of 13.6 million EVs sold globally – a 31% increase from 2022. Market analysts project further growth between 20% and 30% in 2024 (Rho Motion and Bloomberg, January 2024).

»	The adoption of EVs in North America is currently being stimulated by the introduction of multiple new models by leading market participants and structuring partnerships to accelerate the deployment of charging networks.
»	In 2023, a remarkable 689.2 GWh was added to the EV parc, up 200 GWh or 40% compared to the previous year (Adamas Intelligence, March 2024).
»	The EV market represents 79% of total lithium-ion battery demand (Benchmark Mineral Intelligence, Q2-2023).
»	To meet cleantech applications demand, the lithium-ion battery industry is now developing 9,388 GWh of global production capacity by 2030 through 415 gigafactories (Benchmark Mineral Intelligence, February 2024).

Lithium-ion batteries for EVs, energy storage, and portable electronics drive unprecedented market growth for graphite. Graphite-based anode constitutes the standard across all lithium-ion battery chemistries. Benchmark Mineral Intelligence projects a 650% demand growth in anode between 2023 and 2040, with only 213% forecasted increase in supply (Q4-2023). The supply/demand gap is especially important in North America.

Manufacturers are facing a challenge as raw materials required to produce batteries and EVs are becoming constrained. Feeling this supply chain pressure, battery and EV manufacturers are turning their attention upstream to mining and processing in order to secure supplies and reduce their risks. NMG’s strategic partnerships with GM and Panasonic Energy exemplify this new dynamic.

Since December 1, 2023, the Chinese Ministry of Commerce and General Administration of Customs imposes restrictions on graphite exports, exacerbating pressure on the battery supply chain. China currently controls approximately 77% of the graphite extraction global production (US Geological Survey, January 2024) and 95% of spherical graphite refining for lithium-ion batteries (Benchmark Mineral Intelligence, February 2024).

»	These new measures require Chinese exporters to obtain authorizations to sell certain types of graphite to foreign customers.
»	The export restrictions are aimed at preserving China's security and national interests.
»	This new requirement may offer opportunities for producers outside of China and support graphite prices, which have experienced a downward trend due to ample supply and slower-than-expected demand, as well as competition from low-cost synthetic anode material.
»	Analysts forecast an acceleration of graphite onshoring (UBS, October 2023). North America is projected to overtake Asia as the region with the largest ex-China anode capacity (Benchmark Mineral Intelligence, February 2024).
»	The situation has reinforced the need for local and resilient supply chains for western battery producers. NMG is set to become the largest fully integrated producer of natural graphite in North America, benefiting in this respect.

The market is shifting towards localization. Canada is among the emerging leaders of this new economy, ranking first, ahead of China, according to BloombergNEF’s annual global lithium-ion battery supply chain report (February 2024), due to its mineral resources, ESG factors, key infrastructure, innovation, and industry including Québec’s battery valley in Bécancour. NMG’s site for its Phase-2 Bécancour Battery Material Plant is located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

Management Discussion and Analysis	19

»	Swedish tier-1 cell producer, Northvolt, announced in September 2023 plans to establish a 60-GWh cell production facility in Québec, Canada, scheduled to commence operations in 2026. This $7-billion venture marks the largest-ever investment in the Canadian province and contributes to the growing presence of electric vehicle battery manufacturing in the country.
»	Québec is rapidly emerging as a prominent hub for the battery supply chain in North America, predominantly due to its low-carbon hydropower electricity and abundant raw materials.

The prices of essential battery materials such as lithium, cobalt, nickel, and graphite experienced sustained downward pressure in 2023. With cathode and anode manufacturers reducing existing inventories or exercising caution with new orders, critical battery material prices dropped between 20% and 40% – 29% in the case of graphite – reported Benchmark Mineral Intelligence. The decline can be partly attributed to a slowdown in Chinese demand, peak seasonal production at Chinese graphite mines, new production capacity as well as significant fall in synthetic graphite prices, and the U.S. and Europe's efforts to establish their own critical minerals supply chains.

On the back of sustained graphite demand growth and multiplying offtake announcements for ex-China sourcing, analysts foresee a correction in pricing (Fastmarkets, February 2024). NMG believes there is a disconnect between supply and demand dynamics in North America versus China and that the long-term price in this market should namely reflect lower geopolitical risk, compliance with the U.S. Inflation Reduction Act requirements, a “greenium” price premium based on improved carbon footprint of North American graphite, as well as the simplified logistics and inventory costs.

Technological trends and new greenhouse gas (“GHG”) policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Western governments are deploying programs, policies, and business incentives to support the development of local capacity and reduce overreliance on Chinese supply.

»	The European Union, the U.S., the U.K., and Canada have identified graphite as a strategic mineral for economic growth and national security.
»	Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.
»	In 2022, both the U.S. and Canadian governments have announced investments in the development of North American critical minerals production to ensure the domestic supply required to build a local battery economy.
»	Canada’s 2023 Budget included tax incentives to bolster investments in clean technology, clean manufacturing, and infrastructure linked to strategic minerals and clean energy.
»	The U.S. Government adopted the Inflation Reduction Act of 2022 that namely promotes EV adoption through consumer incentives, North American sourcing and production for the lithium-ion battery supply chain, and development of charging infrastructure. The Act has brought even more interest towards NMG as it is projected to be the first fully integrated source of natural graphite, from mine to anode material, in North America with significant volume.
»	In late 2023, the U.S. Government issued its guidance on foreign entities of concern for EV tax credits under the Inflation Reduction Act. Battery material companies’ location, ownership, as well as technology licenses tied to China, North Korea, Iran, and Russia are specifically excluded from the incentives. Such measure reaffirms the importance of establishing a local, resilient, and ESG-compliant supply chain of graphite to support battery and EV production.

Concurrently, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. From the Global Battery Alliance’s effort to develop a Battery Passport to the European Commission’s proposed updated Battery Directive that would require labeling of batteries to disclose their carbon footprint, the market is shifting to encourage and eventually potentially require low-carbon products. The European Union, which already set GHG emissions limits for EVs and industrial batteries, adopted a deadline on combustion engine production by 2035 as it steps up the fight against climate change through faster adoption of EVs.

Management Discussion and Analysis	20

NMG is positioning itself to respond to these market trends. The Company is strategically located to cater to the North American and European markets with its large graphite deposits, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base, and stable fiscal and political environment.

RESPONSIBILITIES

From mining to advanced manufacturing, NMG strives to drive greater sustainability along its value chain. The Company embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment. This philosophy was carried over in the engineering of the Battery Material Plant Project and the development of the Uatnan Mining Project.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, NMG publishes an annual ESG Report to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance. The 2022 ESG Report was issued on May 10, 2023; the 2023 ESG Report is set to be published in Q2-2024.

»	The Company has already embedded the Global Reporting Initiative (GRI), the Value Reporting Foundation (SASB Standards), and the Task Force on Climate-related Financial Disclosures (TCFD) frameworks into its disclosure mechanisms. NMG’s established ESG disclosure practices should facilitate the transition to the International Sustainability Standards Board’s (ISSB) new standards IFRS S1 and IFRS S2, and help provide shareholders, investors, and stakeholders with a transparent and complete portrait of the Company’s risks, opportunities, and perspectives.

In an independent assessment of the Company’s sustainability performance, Moody’s ESG Solutions has provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to NMG. The rating can be consulted on the Company’s website.

NMG topped Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite producer in the “Industry Leading” category ahead of all Western, African, and Chinese producers. Steered by Benchmark Mineral Intelligence’s team of expert ESG analysts and LCA practitioners, the ESG assessment of the natural graphite industry examines the sustainability credentials of over 60 flake graphite companies. The Sustainability Index is a composite index measuring the ESG transparency of natural graphite industry players and their commitments to best practices. Companies are assessed against 79 ESG indicators across 26 ESG topics of concern, and classified into four tiers.

HUMAN CAPITAL

Health & Safety

The Company is committed to providing a safe work environment to its staff and business partners. For the year ended December 31, 2023, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 3.63 at its facilities.

»	Minor slip-and-fall incidents occurred earlier in the year; the Company is paying increased attention to slippery surfaces and raising awareness of workers.
»	The Company also tracks the contractors’ health and safety performance on-site; the OSHA Recordable Incident Rate is at 0, for the period.

NMG initiated a culture-shaping initiative in 2023 that is set to extend and expand as the Company prepares and launch construction of its Phase-2 sites, and later starts operational readiness planning. As part of a Company-wide training and development session, NMG employees adopted the following culture statement to guide their day-to-day activities and future operations.

Management Discussion and Analysis	21

Powering a sustainable future rallies Team Nouveau Monde

To succeed, we are determined to take care of our colleagues, our partners, our customers and the planet. Caring is central to our business philosophy. Enhancing the value of graphite by respecting the environment; protecting our colleagues and business partners; creating value for our communities and First Nations; producing safe quality active anode material for our customers and end-users who adopt clean technologies.

We are creating a new world – Nouveau Monde – where living and working coincide with powering the future!

The initiative is underpinned by a strategic plan to strengthen practices and programs, with a special focus on leadership, communication, risk management, and incident analysis.

Employment, Diversity, Equity & Inclusion

As the Company advances its projects, recruitment of key personnel continues both at the operational and corporate levels. NMG regards diversity as an important driver of strategy, creative thinking, and business performance. The Company promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strives to ensure representation of its milieu.

NMG recognizes that attraction, hiring, and retention of human capital pose challenges in today’s tight labor market. Hence, NMG is actively working to position itself as an employer of choice and a purpose-driven company in its communities, industries, and academic circles.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, NMG has launched initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

»	Condensed College Diploma in Industrial Processes for Clean Technologies: NMG worked with school and industry partners in the Bécancour region to set up this innovative paid work-study program and start training workers for its Phases 1 and 2 Bécancour Battery Material Plants. The first cohort was launched in January 2024.
»	Diploma of Vocational Studies in Production Equipment Operation: Nine cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 demonstration plants have now been launched.
»	Mining and Logging Essentials: This socio-vocational integration program destined to members of the Atikamekw communities aims to reinforce the employability of Indigenous workers. Following a COVID-19-imposed pause, the program was launched in Q2-2022 and completed in early Q3-2022 with eight graduating students. One graduating student, supported by NMG, has enrolled in the seventh cohort of the Diploma of Vocational Studies in Production Equipment Operation to pursue his education and obtain a position within the Company.

NMG holds two-day, all-staff Employee Summits once or twice a year to dispense training on key themes (e.g. environment, quality, sustainability, health and safety, etc.), provide alignment between leadership and operational themes, carry workshops to improve practices, and offer continuous learning and self-development opportunities.

»	The Company held a summit at the end of Q3-2023 around the theme of caring, health and safety. Employees rallied around a shared commitment to take care of colleagues, partners, customers, suppliers, and the planet in achieving our mission of powering a sustainable future.
»	The previous summit focused on continuous improvement. Participants were trained on the Lean Six Sigma management approach and engaged in a series of theory, practical, and applied workshops.

ENVIRONMENT

The Company is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status, and maximizing its products’ contribution to global decarbonization efforts. Dedicated to stringent sustainable development standards, NMG is committed to adopting

Management Discussion and Analysis	22

a fully electric operating model – both at the mining and advanced manufacturing facilities – leveraging Québec’s renewable hydropower.

Responsible Mining

NMG has integrated innovative environmental initiatives to limit the Matawinie Mine’s potential impact on the natural and human milieu. On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Mine with the Government of Québec. Following its analysis by 25 provincial agencies and ministries, the Québec Ministère de l’Environnement et de la Lutte contre les changements climatiques gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the Commission’s report, which was tabled in June 2020.

»	The Commission recognized the economic justification, environmental innovations, integration measures, and social benefits associated with the mining project and identified avenues for enhancement.
»	Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing NMG’s Matawinie Mine.

To protect the environment and the well-being of the community, NMG has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine.

»	In 2023, NMG maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.
»	An artificial intelligence system is being implemented to monitor the sound climate and ensure compliance with regulations in preparation for our commercial mining activities.

Mine tailings represent a significant environmental responsibility. NMG has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. Field-scale cells were built in 2020 to demonstrate in real conditions the performance of this innovative environmental method and calibrate the parameters with respect to the performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Company’s Environment team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans for the future commercial mine. Positive results from the cells validate the co-disposal technology developed by NMG.

As detailed under the Matawinie Mine (Phase 2) subsection, progressive site reclamation planning, and site tests are underway as part of the Company’s proactive environmental management and commitment to no net loss.

Sustainable Production

NMG is committed to promoting responsible production across its value chain for responsibly extracted, environmentally transformed, and ethically sourced materials. The Company mandated a specialized consultant to carry out an independent cradle-to-gate life cycle assessment for its portfolio of graphite-based materials. On July 18, 2022, the Company published the assessment results that confirmed the minimal and industry-leading environmental footprint of its planned production. NMG’s full commercial-scale Phase-2 all-electric facilities are forecasted to produce CSPG – anode material for lithium-ion batteries – with a Global Warming Potential GWP of 1.23 kg CO2 equivalent per kg, an impact up to 11 times smaller than that of benchmarked production.

»	The low environmental impact of NMG’s products supports customers’ search for sources that reduce their Scope 3 greenhouse gas emissions and complies with increasingly stringent regulations while also providing insight to strengthen the Company’s environmental efforts, continuous improvement, and climate action.
»	Panasonic Energy’s decision to partner with NMG is partly attributable to the Company’s demonstrated green production model as highlighted in Panasonic Energy’s announcement: “Being able to utilize NMG’s low

Management Discussion and Analysis	23

environmental impact graphite is a major step toward our goal of halving our carbon footprint by FY2031” (Panasonic, October 2022).
»	Integrated into the life cycle assessment report is a benchmarking exercise conducted by Minviro, a life cycle assessment and sustainability consultant in the battery material space, comparing the footprint of CSPG from natural graphite along three production routes.
Extraction and concentration	Advanced manufacturing	GWP (kg CO2 eq per kg)	GWP of NMG’s CSPG (kg CO2 eq per kg)
China	China	14.1	1.23
Mozambique	U.S.	6.1
Sweden	Sweden	3.1
Streamlined Life Cycle Assessment Study of Global Anode Grade Natural Graphite Manufacturing, Minviro, March 2022.			LCA of Natural Graphite-Based Products Manufactured by NMG, CT Consultant, July 2022.

NMG continues to seek opportunities to enhance the properties of its materials, optimize technological solutions, reduce its footprint, improve its products’ life cycle, and develop recycling processes to drive sustainable production across the various industries it caters to.

CARBON NEUTRALITY

Taking responsibility for its environmental footprint, the Company has taken concrete steps to avoid, reduce, and fully offset its GHG emissions, confirming its carbon-neutral status and mapping its intended transition to Net Zero by 2030. On February 24, 2022, NMG released its Climate Action Plan detailing efforts for the Company’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net Zero, research and development for low-carbon materials and activities, as well as industry leadership. NMG’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities' construction and the transportation of goods between sites.

»	For 2023, the Company reports GHG emissions of 644 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased verified carbon credits to offset this balance.
»	Detailed performance will be reviewed in NMG’s 2023 ESG Report set to be issued in Q2-2024.
»	Historical data is available via NMG’s website and past ESG Reports.

NMG voluntarily reports under the Climate Disclosure Project (“CDP”) to demonstrate its management of climate risks and opportunities, environmental performance, and GHG reduction efforts, as well as climate action. CDP provides a transparent and recognized disclosure system that enables investors and stakeholders to access and compare organizations’ environmental stewardship.

NMG’s confirmed capacity to tap into Québec’s electricity network provides a solid foundation for deploying new equipment and proprietary technologies with a view to produce advanced materials with a very low climate change impact, in line with global decarbonization efforts.

»	Québec’s energy grid is among the greenest in the world. Hydro-Québec generates over 99% of its electricity from renewable energy sources, mainly through hydroelectric generating stations, for an emission factor of 1.3 kg CO2 eq/MWh (Hydro-Québec, 2022).
»	NMG has received confirmation of its discounted industrial rate for hydroelectricity at both Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

Management Discussion and Analysis	24

SOCIAL

NMG strives to develop business activities that are supported by its communities and by First Nations and contribute to the overall development and advancement of the areas where the Company operates.

The Matawinie Mine is located in the municipality of Saint-Michel-des-Saints, approximately 120 km as the crow flies north of Montréal, Québec. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns, and values of the local community. Information events, consultations as part of the ESIA, a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms, and a social responsibility program ensure local communities are consulted early and often throughout the development process.

»	A collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints was signed in 2020 to set out a concrete social, economic, and environmental development partnership through financial and participatory mechanisms.

NMG’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant in Bécancour, Québec. The Company’s site is located in one of the largest industrial parks in Canada with access to a deep-water international port on the St. Lawrence River. The Company initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

»	Furthering its efforts to build relationships with the regional business community, NMG took part in major economical development events to connect with entrepreneurs and suppliers in the region. NMG has met with over 300 companies in recent months to promote business opportunities and determine regional capabilities.
»	The Québec Government, the corporation responsible for the industrial park, and the Bécancour municipality are leading simultaneous engagement and coordination efforts with local citizens, suppliers and community groups to facilitate the deployment of the “Battery Hub”, including NMG’s Bécancour Battery Material Plant.

Upon the publishing of the Uatnan Mining Project PEA results, NMG’s Management team carried out a series of on-site meetings with stakeholders in the Baie-Comeau/Manicouagan region. Building on the first visit to the region, the Company representatives reinforced the dialogue with local organizations, groups, citizens, authorities, and elected officials and presented the new project. NMG is committed to maintaining active engagement with the milieu as it advances the development of the Uatnan Mining Project.

Indigenous Relations

Respect for the rights, culture, aspirations, and interests of Indigenous peoples guides the development of NMG’s sustainable business practices.

The Company has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

»	NMG signed a framework agreement (2018) and a pre-development agreement (2019) with the Atikamekw First Nation to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie Mine Project.
»	NMG is actively supporting the First Nation toward the adoption of the Impact and Benefit Agreement with a view to maximizing opportunities. Considering recent progress, management believes such an agreement could be signed before FID.
»	In parallel, initiatives support training, employment, and business opportunities in line with the spirit of the contemplated Impact and Benefit Agreement.

NMG is engaged in an open dialogue with the Abenakis First Nation (the Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plant.

»	Territory guardians are being consulted to plan tree clearing activities on NMG’s Bécancour land.

Management Discussion and Analysis	25

»	An archeological potential study was carried out by the Grand Conseil de la Nation Waban-Aki in 2022 for NMG’s industrial land; no presence of archeological artifacts was confirmed.
»	Continued dialogue and collaboration with the Ndakina Office which is responsible for consultation and environmental protection are helping define interests, concerns, and opportunities for cooperation.

As part of the Uatnan Mining Project, the Company has had contacts with the Innu First Nation of Pessamit (315 km South of the property) to understand their perspective, concerns, and priorities towards this project. NMG is committed to prioritizing the establishment of a long-term relationship with the community and signing a pre-development agreement to guide the advancement of the Uatnan Mining Project.

A Manager responsible of Indigenous Relations liaises with Indigenous communities, leaders, and organizations. She develops engagement strategies to facilitate the participation of the Indigenous workforce, businesses, and communities in NMG’s activities, coordinates flagship partnerships that support Indigenous community priorities, and assists diversity, equity, and inclusion efforts within the Company.

NMG is committed to continuing its tradition of listening and responding to community and First Nations’ concerns and needs, creating well-paying jobs for the local communities to maximize local employment, being a leader in environmental stewardship, and investing in the region and province through tax generation and the purchase of goods and services.

GOVERNANCE

LEADERSHIP

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic, and environmental responsibility. The Company’s Code of Conduct, Board of Directors charter, and key policies can be found on NMG’s website.

The Company’s directors have vast expertise in mining development and exploration; risk management; government relations; business leadership; strategy development and implementation; international markets; health, environment, and safety; legal; corporate finance and mergers and acquisitions; corporate governance; sustainability; Indigenous relations as well as human resources.

»	At the Company’s 2023 Annual General and Special Meeting of Shareholders, the mandates of Stephanie Anderson, Daniel Buron, Eric Desaulniers, Arne H Frandsen, Jürgen Köhler, Nathalie Pilon, James Scarlett, and Andrew Willis were reconfirmed as per shareholders’ vote.

NMG recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making, and governance in the best interests of the Company. The Corporate Governance and Nomination Committee, which is responsible for recommending director nominees to the Board of Directors, seeks to attract high-quality individuals. In assessing potential candidates, the Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience.

On March 23, 2023, the Board of Directors approved an overhaul of certain standing committees to better align with prevalent corporate governance rules and best practices. The following committees support the Board of Directors activities: the Audit Committee; the Human Resources, Diversity, Equity, and Inclusion, and Compensation Committee; the Corporate Governance and Nomination Committee; the ESG, Health and Safety, and Sustainability Committee; as well as the Projects and Development Committee. The updated charters have been approved in September 2023 by the Board of Directors and are posted on the Corporation’s website at www.NMG.com.

NMG’s management team, leaders with distinctive skillsets, qualities, and a shared sense of enthusiasm towards the Company’s vision, steers its development.

Management Discussion and Analysis	26

»	In 2023, NMG appointed Stéphane Imbeault as Vice President, Bécancour Project and Jean Cayouette as Vice President, Metallurgy & Process.

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file with the Canadian provincial securities regulatory authorities and on SEDAR+ and on EDGAR.

FINANCING

In February 2024, Panasonic and GM each agreed to make an initial US$25 million equity investment in NMG (the “Tranche 1 Investment”), for a total of US$50 million, in connection with their respective offtake agreements. The Company intends to use the proceeds of the Tranche 1 Investment mainly to support the advancement of NMG’s Phase-2 operations – the Matawinie Mine and the Bécancour Battery Material Plant in line with the Anchors Customers’ respective battery specifications.

»	NMG also entered into an investor rights agreement with each of Panasonic and GM and a registration rights agreement with Panasonic. Pursuant to the investor rights agreements, securities are subject to a “lock-up” for a period of 18 months from the date of their investment. The investor rights agreements provide Panasonic and GM with certain rights relating to its investment in NMG, including certain board nomination and anti-dilution rights. The investor rights agreement also provides GM some registration rights.

In parallel, the Company secured a private placement of 18,750,000 Common Shares and 18,750,000 Warrants with Mitsui and Pallinghurst to surrender and cancel their convertibles notes dated November 8, 2022, for a total value of $50.6 million (US$37.5 million) on the same pricing and other terms as the Tranche 1 Investment. The Company anticipates closing its private placement upon receipt of the required regulatory approvals and satisfaction of the requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

»	Mitsui supports the attainment of the offtake milestone and further development efforts towards FID agreeing to invest US$25 million to surrender and cancel its convertible note. NMG will enter into an investor rights agreement and registration rights agreement with Mitsui at the closing of their investment. Mitsui will be required to “lock-up” its securities for a period of 12 months from the date of their investment. The investor rights agreement provides Mitsui with certain rights relating to its investment in NMG, namely certain board nomination and anti-dilution rights. Mitsui will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding NMG common shares for a period of three years.
»	Pallinghurst also agreed to participate via a US$12.5 million investment to surrender and cancel its convertible note. NMG will enter into a registration rights agreement with Pallinghurst at the closing of their investment.
»	A special meeting of the shareholders of NMG has been scheduled on May 1, 2024, to approve the related party transactions as per MI 61-101.

NMG continues to advance financing efforts for the development of its fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine. Assisted by its financial advisors, the Company is engaged with export credit agencies, governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity. NMG received formal expressions of interest to cover approximately up to 70% of the estimated total funding for an integrated project, subject to standard project finance conditions.

»	The Company’s project financing approach strives to further derisk its development by seeking to secure medium-term debt, complemented by strategic equity participation. The optimal structure is set to take into account the level of capital expenditure (CAPEX), operating expenses (OPEX) and debt-to-equity ratio, underpinned by favorable offtake agreements.

Management Discussion and Analysis	27

»	NMG is updating the production parameters of its Phase-2 operations in line with Anchor Customers’ specifications to adjust CAPEX and OPEX requirements. The Company intends to proceed with project financing and FID on both the Matawinie Mine and Bécancour Battery Material Plant once that optimization phase is completed
»	NMG appointed Société Générale as the sole mandated lead arranger to oversee the due diligence process, support efforts to obtain final credit approval and assist in offtake negotiations. BMO Capital Markets is acting as strategic equity advisor.
»	To support the project financing with its projected lenders, NMG has hosted independent consultants to its facilities to review the engineering, environmental and social components of its current and projected operations as part of Société Générale’s due diligence.
»	NMG updates its financing structure on a dynamic basis to reflect NMG’s needs and most advantageous conditions.
»	Active engagement continues with key governmental entities and existing cornerstone investors expected to invest at positive FID.

To optimize its financing structure and reduce the associated cost of capital, the Company is actively pursuing governmental levers at the provincial and federal levels.

In March 2023, the Canadian Government published its 2023 budget which includes stimulus measures for the development of a national clean energy economy. A new Investment Tax Credit for Clean Technology Manufacturing is set to provide Canadian businesses investing in eligible assets, which includes extraction and processing of critical minerals such as graphite and anode materials, a refundable tax credit of up to 30% of eligible capital expenditures.

The Québec Government also included investment incentives in its 2023 budget through a non-refundable credit of up to 25% on projects exceeding $100 million in the province, including mining and advanced manufacturing. The Company is updating its financing structure to best capture these tax measures for the construction of its Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

On October 19, 2022, NMG entered into unsecured convertible note subscription agreements with Mitsui, Pallinghurst and Investissement Québec pursuant to which NMG has agreed to issue, upon closing of the transaction, to each holder an unsecured convertible note: Mitsui subscribed for US$25 million, while Pallinghurst, and Investissement Québec each subscribed for US$12.5 million, for a total of US$50 million. On November 8, 2022, the Company closed the previously announced private placement of unsecured convertible notes.

»	The convertible notes will mature 36 months from the date of issuance and shall bear interest at the higher of 6% per annum and the 3-month CME term SOFR (secured overnight financing rate) plus 4% per annum. At the end of each quarter starting December 31, 2022, the Company has an option to pay the interest in (i) cash; or (ii) in Common Shares subject to TSXV’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s Market Price as defined in TSXV rules, determined at the quarter end on which such interest became payable.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

»	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the TSXV’s approval; and
»	Increasing the interest rate to the greater of (a) the 3-month CME Term SOFR plus 5% and (b) 7%.

In Q1-2023, the Company announced the closing of grants for an amount of $3.6 million for the deployment of the coating technology at NMG’s Phase-1 operations and for R&D projects targeting the development of advanced manufacturing of graphite-based materials with a low environmental impact. Included in the amount above is the Transition énergétique Québec coating demonstration plant grant totaling $3M, which has an effective date for costs incurred starting January 2022.

Management Discussion and Analysis	28

ATM Offering

The at-the-market equity offering (ATM offering) program has not been reactivated since Q1-2023 with no securities issued in 2023.

Public Offering

On April 17, 2023, NMG closed a $29.6M (US$22M) public offering in the United States and Canada to advance the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project towards FID and project financing. The net proceeds were used for the advancement of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects, continuous process improvements of the Phase-1 demonstration plants, and for general working capital and corporate expense needs. This financing provides the Company with the flexibility to put in place required elements for FID including but not limited to the senior debt and equity packages, securing potential governmental support, and optimizing Phase-1 processes.

From the period since the prospectus supplement no. 3, dated April 17, 2023, was filed and up to December 31, 2023, NMG spent approximately the following amounts towards the Matawinie Mine Project, the Battery Material Plant Project, and the Uatnan Mining Project.

		In millions of CAD $
	Use of proceeds	Spent as at December 31, 2023	Planned in prospectus supplement no. 3 (Note A)	Variance
Matawinie Mine	Phase 1 – Flake Demonstration Plant	2.3	2.4	(0.1)
Project	Phase 2 – Matawinie Mine	9.0	6.4	2.6
Battery Material	Phase 1 – Battery Material Demonstration Plants	7.6	5.5	2.1
Plant Project	Phase 2 – Bécancour Battery Material Plant	6.2	6.1	0.1
Uatnan Mining Project	Phase 3 - Uatnan Mining Project	—	0.9	(0.9)
Total		25.1	21.3	3.8

Note A: The above figures were disclosed in the prospectus supplement no. 3 in US Dollars and were converted in CAD amounts using the exchange rate of 1.3527 found in the prospectus supplement no. 3.

The Company is materially tracking the use of proceed forecast and there are currently no indications that the variances observed will cause any impact on the Company’s ability to achieve its business objectives.

The Company exceeded the planned expenditures for the Phase-2 Matawinie Mine Project, due to an increase in detailed engineering studies to greater derisk the foreseen construction activities. NMG also exceeded the planned expenditures for the Phase-1 Battery Material Plant Project due to increased efforts to optimize and refine its value-added processes. The variance for the Uatnan Mining Project (Phase 3) expenditures is due to the Company focusing on its asset acquisition transaction with Mason to acquire 100% of the Lac Guéret property, which was closed on January 31, 2024, and gaining full control over its development strategy.

Management Discussion and Analysis	29

QUARTERLY RESULTS

During the three-month period ended December 31, 2023, the Company recorded a net loss of $16,575 ($4,836 in 2022), a basic loss per share of $0.27 ($0.09 in 2022) and a diluted loss per share of $0.27 ($0.13 in 2022).

Description	Q4-2023	Q3-2023	Q2-2023	Q1-2023
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Revenue	—	—	—	—
Net income (loss)	(16,575)	(15,526)	1,264	(25,146)
Basic earnings (loss) per share	(0.27)	(0.26)	0.02	(0.45)
Diluted earnings (loss) per share	(0.27)	(0.26)	(0.02)	(0.45)

Description	Q4-2022	Q3-2022	Q2-2022	Q1-2022
	$	$	$	$
Revenue	—	—	—	—
Net income (loss)	(4,836)	(12,765)	(14,042)	(16,071)
Basic earnings (loss) per share	(0.09)	(0.23)	(0.25)	(0.29)
Diluted earnings (loss) per share	(0.13)	(0.23)	(0.25)	(0.29)
a)

The net loss in Q4-2023 increased by $11.7M compared to Q4-2022 mainly due to a gain of 11.2M$ in the fourth quarter of 2022 related to the fair value adjustment of the embedded derivatives on the convertible notes.

b)

The net loss in Q3-2023 increased by $2.8M compared to Q3-2022 mainly due to a $2.2M increase in operational expenses following the commissioning of the Coating Demonstration Plant and Shaping Demonstration Plant during the second quarter of 2023, followed with an increase of $0.6M in connection with the ramp-up of engineering work for the Phase-2 Battery Material Plant project. Those increases were slightly offset by a decrease in Director & Officer (“D&O”) insurance fees.

c)

The net loss in Q2-2023 decreased by $15.3M compared to Q2-2022 mainly due to a gain of 16.5M$ related to the fair value revaluation as at June 30, 2023 of the embedded derivatives on the convertible notes. As a result, the Company recorded a net income in Q2-2023 compared to a loss for the previous quarters.

d)

The net loss in Q1-2023 increased by $9.1M compared to Q1-2022 mainly due to a loss of 10M$ related to the fair value revaluation as at March 31, 2023 of the embedded derivatives on the 2022 convertible notes. This is partially offset by the decrease in engineering fees for the Bécancour Battery Material Plant and the decrease in share-based compensation expenses relating to the timing of stock options granted in Q1-2022 versus Q1-2023.

FOURTH QUARTER RESULTS

The major variances that occurred in the fourth quarter of 2023 versus 2022 are due to the differences hereunder.

	Q4-2023	Q4-2022	VARIATION
	$	$	$
Exploration and evaluation expenses (a)	3,740	1,703	2,037
Battery Material Plant Project expenses (b)	6,256	4,453	1,803
General and administrative expenses (c)	5,130	6,690	(1,560)
Net financial costs (income) (d)	1,351	(8,110)	9,461

a)	The Exploration and evaluation expenses increased by $2,037 in the fourth quarter of 2023 compared to 2022 mainly due to management’s revised estimates of the expected refundable tax credits concerning prior years.
b)	The Battery Material Plant Project expenses increased by $1,803 in the fourth quarter of 2023 compared to 2022 mainly due to the progress of engineering studies and construction planning activities to support the development

Management Discussion and Analysis	30

of the Phase-2 Bécancour Battery Material Plant and higher depreciation expenses due to the Coating Demonstration Plant and the second unit of the Shaping Demonstration Plant that were placed in service in 2023.
c)

The General and administrative expenses decreased by $1,560 in the fourth quarter of 2023 compared to 2022, mainly because of lower D&O insurance renewal fees and lower share-based compensation expenses due to higher vesting expenses of stock options granted to consultants in 2022.

d)	The net financial costs increased by $9,461 mainly because of a gain of $11,199 in the fourth quarter of 2022 related to the fair value adjustment of the embedded derivatives on the convertible notes.

ANNUAL FINANCIAL INFORMATION

SELECTED ANNUAL INFORMATION

Annual information as at and for the years ended December 31, 2023, 2022, and 2021.

Description	2023	2022	2021
Other revenues	—	—	57
Net loss and comprehensive loss	55,983	47,714	39,890
Basic loss per share	(0.93)	(0.86)	(0.93)
Diluted loss per share	(0.93)	(0.90)	(0.93)
Total assets (a)	123,939	150,074	126,349
Non-current liabilities (b)	57,525	61,645	4,924

a)

The decrease of $26,135 in total assets between 2023 and 2022 is mainly explained by a decrease of $23,592 in cash and cash equivalents due to lower cash inflow from financing activities in 2023 compared to 2022.

b)

The decrease of $4,120 in non-current liabilities between 2023 and 2022 is mainly explained by a lower fair value of the convertibles notes due to the gain of $8,409 in 2023 related to the fair value adjustment of the embedded derivatives, partially offset by the interest and accretion expenses on the convertible notes.

EXPLORATION AND EVALUATION EXPENSES

Description	December 31, 2023	December 31, 2022	Variation
	$	$	$
Wages and benefits	3,087	3,274	(187)
Share-based compensation (a)	511	898	(387)
Engineering	—	162	(162)
Consulting fees (b)	1,636	554	1,082
Materials, consumables, and supplies	630	824	(194)
Maintenance and subcontracting (c)	782	1,252	(470)
Geology and drilling	19	31	(12)
Utilities	360	420	(60)
Depreciation and amortization	265	283	(18)
Other	253	95	158
Uatnan Mining Project	100	309	(209)
Grants	(119)	(37)	(82)
Tax credits (d)	1,932	(638)	2,570
Exploration and evaluation expenses	9,456	7,427	2,029

Management Discussion and Analysis	31

a)

The decrease of $387 in share-based compensation expenses for the year ended December 31, 2023, is mainly due to the timing and vesting conditions of new options being granted. New options were granted to employees and officers during the month of March in 2022, compared to the month of May in 2023.

b)	The increase of $1,082 in consulting fees for the year ended December 31, 2023, is mainly due to the new agreement signed with Caterpillar with a milestone payment made in June 2023.
c)

The decrease of $470 in maintenance and subcontracting fees for the year ended December 31, 2023, is due to lower production activities of the Concentrator Demonstration Plant combined with the increased efforts allocated towards the Phase-1 Battery Material Demonstration Plants.

d)

The decrease of $2,570 in tax credits is due to management’s revised estimates of expected refundable mining tax credits concerning prior years. There may be a difference between the amount recognized and the actual amount of tax credits received because of the tax administrations’ review of matters that are subject to interpretation.

BATTERY MATERIAL PLANT PROJECT EXPENSES

Description	December 31, 2023	December 31, 2022	Variation
	$	$	$
Wages and benefits (a)	4,608	2,698	1,910
Share-based compensation	326	534	(208)
Engineering (b)	7,638	8,895	(1,257)
Consulting fees	964	914	50
Materials, consumables, and supplies (c)	2,101	920	1,181
Maintenance and subcontracting (c)	2,410	1,180	1,230
Utilities	515	553	(38)
Depreciation and amortization (d)	7,635	4,028	3,607
Other	202	146	56
Grants	(995)	(506)	(489)
Tax credits (e)	(2,460)	(272)	(2,188)
Battery Material Plant project expenses	22,944	19,090	3,854
a)

The increase of $1,910 in wages and benefits for the year ended December 31, 2023, is due to the new hires made to support operations at the Phase-1 Battery Material Demonstration Plants projects, and to support the Phase-2 activities for the Bécancour Battery Material Plant.

b)

The decrease of $1,257 in engineering expenses for the year ended December 31, 2023, is due to higher engineering fees in 2022 in connection with the Feasibility Study that was completed and published in Q3-2022. On the other hand, during the second half of 2023, there was an increase in engineering expenses due to the progress of engineering studies and construction planning activities to support the advancement of the Phase-2 Bécancour Battery Material Plant.

c)

The increase of expenses related to materials, consumables, and supplies as well as maintenance and subcontracting for the year ended December 31, 2023, is mainly due to the operation activities of the Phase-1 Battery Material Demonstration Plants and efforts to optimize its process and production parameters.

d)

The increase of $3,607 for the year ended December 31, 2023, is due to the depreciation expenses related to the Coating Demonstration Plant and a second unit of the Shaping Demonstration Plant both being placed in service during the second quarter of 2023.

e)

The increase of $2,188 in tax credits is due to management’s revised estimates of expected refundable tax credits concerning prior years. The tax credits related to the Battery Material Plant projects are composed of the critical and strategic mineral development provincial tax credit and the scientific Research and Experimental Development (SR&ED) tax credit.

Management Discussion and Analysis	32

GENERAL AND ADMINISTRATIVE EXPENSES

Description	December 31, 2023	December 31, 2022	Variation
	$	$	$
Wages and benefits	6,993	7,083	(90)
Share-based compensation (a)	2,224	7,274	(5,050)
Professional fees (b)	2,814	1,435	1,379
Consulting fees	2,175	2,618	(443)
Travelling, representation and convention	964	668	296
Office and administration (c)	6,848	8,862	(2,014)
Stock exchange, authorities, and communication	442	462	(20)
Depreciation and amortization	248	246	2
Loss on asset disposal	5	—	5
Other financial fees	21	26	(5)
Grants	(30)	—	(30)
General and administrative expenses	22,704	28,674	(5,970)

a)

The decrease in share-based compensation expenses of $5,050 for the year ended December 31, 2023, is due to the timing of new options being granted as described above, the decrease in options granted to consultants in 2023, and a change to the vesting conditions.

b)	The increase in professional fees of $1,379 for the year ended December 31, 2023, is mostly due to an increase in legal and professional fees in relation to project financing activities.
c)	The decrease in office and administration fees of $2,014 for the year ended December 31, 2023, is mainly due to lower D&O insurance fees.

NET FINANCIAL COSTS

The increase of $8,356 in financial costs for the year ended December 31, 2023, is due to a lower fair value of the embedded derivatives throughout 2023, resulting in a lower gain on revaluation of $4,463 and an increase of $9,549 in costs related to the interest and accretion expenses on the convertible notes. This is partially offset by a $1,997 increase in interest income from short-term cash investment activities and by the increase in Mason share market value.

LIQUIDITY AND FUNDING

As at December 31, 2023, the difference between the Company’s current assets and current liabilities was $30,942, including $36,332 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management Discussion and Analysis	33

As at December 31, 2023, all of the Company’s short-term liabilities totalling $11,984 ($16,105 as at December 31, 2022) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at December 31, 2023
	Carrying	Contractual	0 to 12	12 to 24	More than
	amount	cash flows	months	months	24 months
Account payables and accrued liabilities	9,798	9,798	9,798	—	—
Lease liabilities	2,087	2,416	545	529	1,342
Borrowings	1,758	1,979	577	577	825
Convertible Notes – Host[i]	53,624	66,129	—	66,129	—

[i]The Convertible Notes are translated at the spot rates as of December 31, 2023

For the year ended December 31, 2023, the Company had an average monthly cash expenditure rate of approximately $4,132, including additions to property, plant and equipment, deposits to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

Cash flows provided by (used in)	December 31, 2023	December 31, 2022
	$	$
Operating activities before the net change in working capital items	(41,593)	(41,813)
Net change in working capital items	2,078	(3,068)
Operating activities	(39,515)	(44,881)
Investing activities	(10,073)	(27,998)
Financing activities	26,286	70,293
Effect of exchange rate changes on cash and cash equivalents	(290)	155
Decrease in cash and cash equivalents	(23,592)	(2,431)

OPERATING ACTIVITIES

For the year ended December 31, 2023, cash outflows from operating activities totalled $39,515, while there were $44,881 of cash outflows for the same period in 2022. The cash outflows were lower mainly due to the net change in the working capital items totalling $5,146. Further details regarding the net change in working capital are provided in note 23 of the audited consolidated financial statements.

INVESTING ACTIVITIES

For the year ended December 31, 2023, cash used in investing activities totalled $10,073 whereas for the same period in 2022 investing activities were $27,998. The variance is mainly due to the construction of the Coating Demonstration Plant and ground works performed at the Phase-2 Matawinie Mine site in 2022.

FINANCING ACTIVITIES

For the year ended December 31, 2023, the Company had net cash receipts related to financing of $26,286 whereas, for the same period in 2022, cash inflows related to financing activities were $70,293. The variance is mostly due to the closing of the convertible note subscription agreements totalling gross proceeds of $67.2M (US$50M) in Q4-2022. The variance is partially offset by the underwritten public offering agreement that occurred on April 17, 2023, for gross proceeds of $29.6M.

Management Discussion and Analysis	34

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	December 31, 2023	December 31, 2022
	$	$
Key management compensation
Employee benefit expenses	2,212	2,641
Share-based payments	1,377	3,722
Board fees	880	829

In addition to transactions with Pallinghurst and Investissement Québec disclosed previously in the consolidated financial statements and in accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

In November 2022, the Company closed a private placement of unsecured convertible notes for aggregate gross proceeds of US$50M with Mitsui, Pallinghurst and Investissement Québec. Of the US$50M, Pallinghurst and Investissement Québec each subscribed for US$12.5M. The notes carry a quarterly coupon interest payment, more details on the transaction are provided in note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2023.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

The preparation of annual financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3, 4, and 5 of the audited consolidated financial statements for the year ended December 31, 2023.

CHANGE IN ACCOUNTING POLICY

There is no change in accounting policy for the year ended December 31, 2023.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 26 in the audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 28 in the audited consolidated financial statements.

Management Discussion and Analysis	35

CAPITAL STRUCTURE

As at March 27, 2024
Common shares	92,112,108
Options	4,747,548
Warrants	25,000,000
Warrants - Convertible Notes	10,000,000
Convertible Notes	10,000,000
Other reserves - settlement of interests on Convertible Notes	1,795,803
Total common shares fully diluted	143,655,459

SUBSEQUENT EVENTS TO DECEMBER 31, 2023

On January 31, 2024, the Company closed the acquisition of the Lac Guéret property with Mason through an asset acquisition consisting mostly of 74 map-designated claims. The consideration for the asset acquisition was 6,208,210 common shares of the Company, at $3 per share, representing a total aggregated amount of $18.6 million. A subsequent payment of $5 million will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project.

In February 2024, NMG entered into multiyear offtake agreements for its planned Phase-2 fully integrated projects with Panasonic Energy and GM. On February 28, 2024, the Company completed a private placement for aggregate gross proceeds of $67.9 million (US$50 million), with GM and Panasonic. Each party subscribed for 12,500,000 Common Shares and 12,500,000 warrants with an exercise price of US$2.38.

On February 14, 2024, the Company secured a private placement of 18,750,000 Common Shares and 18,750,000 Warrants with Mitsui and Pallinghurst to surrender and cancel their convertibles notes dated November 8, 2022 (presented in note 15 of the consolidated financial statements), for a total value of $50.6 million (US$37.5 million) in accordance with the subscription agreements entered between the Company. The Company anticipates closing its private placement upon receipt of the required regulatory approvals and satisfaction of the requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

The Company is required to comply with National Instrument 52‐109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of annual filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during the year ended December 31, 2023. The Chief Executive Officer and Chief Financial Officer have signed form 52‐109F1, Certification of Annual Filings, which can be found on SEDAR+ at www.sedarplus.ca.

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov.). These documents and other information about NMG may also be found on our website at www.nmg.com.

March 27, 2024

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, géo.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	36